# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LUDWIG ENTERPRISES, INC., CIK 0001960262
CUSIP: 54973P401
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3160 NW 1 Avenue, Pompano Beach, Florida (FL), 33064
Date of event which requires filing of this statement: 10/25/2026
Filed by CIK 0001812360
Persons authorized to receive notices and communications: Brian Higley, Esq., Business Legal Advisors, LLC, 14888 Auburn Sky Drive, Draper, Utah (UT), 84020, (801) 634-1984

## Reporting persons
- FOXO TECHNOLOGIES INC. (CIK 0001812360): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000,000; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 500,000,000 (74.9% of the class)
  Comment: ** (Rows 8 and 11) Consists of 500,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of the Issuer's Convertible Preferred Stock (the "Subject Preferred Shares") that the Reporting Person has agreed to acquire, subject to conditions, under the Purchase Agreements described in Items 3, 4 and 6. Because the Purchase Agreements were entered into for the purpose of acquiring voting control of the Issuer, the Reporting Person may be deemed, pursuant to Rule 13d-3(d)(1)(i), to beneficially own such underlying shares. The Reporting Person also holds irrevocable proxies, subject to exceptions and limitations, to vote the Subject Preferred Shares, and accordingly reports shared voting power. The Reporting Person does not hold record ownership of, or dispositive power over, the Subject Preferred Shares or any Common Stock, and the transactions have not closed.
  
  *** (Row 13) Based on 167,166,897 shares of Common Stock outstanding as of May 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, plus 500,000,000 shares of Common Stock issuable upon conversion of the Subject Preferred Shares, which are treated as outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: LUDWIG ENTERPRISES, INC.
Address of issuer's principal executive offices: 3160 NW 1 Avenue, Pompano Beach, Florida (FL), 33064
Comment: Each share of the Issuer's Convertible Preferred Stock (the "Preferred Stock") is convertible into 100 shares of Common Stock and carries 100 votes, voting together with the Common Stock as a single class, in each case subject to the terms of the Preferred Stock. The Preferred Stock is not registered under Section 12 of the Exchange Act and is a separate class from the Common Stock. This Schedule 13D is filed with respect to the Common Stock because the Reporting Person may be deemed to beneficially own the Common Stock underlying the Subject Preferred Shares (as defined in Item 3).

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by FOXO Technologies Inc., a Delaware corporation ("FOXO" or the "Reporting Person"). Rennova Health, Inc., a Delaware corporation ("Rennova"), is the controlling stockholder of FOXO. Seamus Lagan, FOXO's Chief Executive Officer and a director, is the Chief Executive Officer of Rennova and may be deemed to control Rennova.
Residence or business address: The address of FOXO's principal business and principal office is 477 South Rosemary Avenue, Suite 224, West Palm Beach, Florida 33401.
Present principal occupation or employment:
FOXO Technologies Inc. is a healthcare services and technology company operating businesses in healthcare services, life science services and laboratory technology, including behavioral health and rural hospital operations, biospecimen sourcing and related services, and epigenetics diagnostics and interpretation. The information required by Item 2 with respect to Rennova and with respect to each executive officer and director of FOXO and of Rennova is set forth below.

Each individual listed below is an executive officer or director of FOXO or Rennova, and unless otherwise indicated, his or her business address is c/o FOXO Technologies Inc., 477 South Rosemary Avenue, Suite 224, West Palm Beach, Florida 33401.

Controlling person of FOXO: Rennova Health, Inc. / Jurisdiction of Organization: Delaware / Principal Business: healthcare services and holding company; controlling stockholder of FOXO / Address of Principal Business and Office: 477 South Rosemary Avenue, Suite 224, West Palm Beach, Florida 33401.

Name: Seamus Lagan / Position: Chief Executive Officer and Director of FOXO; Chief Executive Officer, President, Interim Chief Financial Officer and Director of Rennova / Principal Occupation and Employer: Chief Executive Officer of FOXO and of Rennova (principal business and address as set forth above) / Citizenship: Ireland

Name: Celene Grant / Position: Chief Financial Officer of FOXO / Principal Occupation and Employer: Chief Financial Officer of FOXO / Citizenship: USA

Name: Trevor Langley / Position: Chairman of the Board of FOXO; Director of Rennova / Principal Occupation and Employer: Managing Partner, Avanti Capital Group LLC (advisory and capital services to small and mid-cap public companies) / Citizenship: United Kingdom

Name: Francis Colt deWolf III / Position: Director of FOXO / Principal Occupation and Employer: President, Colt Capital LLC (financial advisory services to emerging public companies) / Citizenship: USA

Name: Mark White / Position: Director of FOXO / Principal Occupation and Employer: President, KR8 ai Inc. (artificial intelligence products for content creators) / Citizenship: United Kingdom

Name: Gary Blum / Position: Non-Executive Director of Rennova / Principal Occupation and Employer: Retired lawyer / Citizenship: USA

Neither Rennova nor Mr. Lagan beneficially owns any securities of the Issuer or has effected any transaction in securities of the Issuer during the past 60 days.

To FOXO's knowledge, none of the other persons listed above beneficially owns any securities of the Issuer or has effected any transaction in securities of the Issuer during the past 60 days.
Criminal convictions in the last five years: During the last five years, neither FOXO nor Seamus Lagan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To FOXO's knowledge, during the last five years, none of the other persons identified in Item 2(c) has been convicted in any such proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, neither FOXO nor Seamus Lagan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. To FOXO's knowledge, during the last five years, none of the other persons identified in Item 2(c) has been a party to any such proceeding.
Citizenship: FOXO is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 25, 2026, FOXO entered into a Stock Purchase Agreement (the "Trust SPA") with The Thomas E. Terwilliger Revocable Trust (the "Trust") to acquire 3,000,000 shares of Preferred Stock. FOXO also entered into a Stock Purchase Agreement dated October 25, 2026 (the "Vasaio SPA" and, with the Trust SPA, the "Purchase Agreements") with Vasaio Capital, Inc. ("Vasaio" and, with the Trust, the "Sellers") to acquire 2,000,000 shares of Preferred Stock (together, the 5,000,000 shares, the "Subject Preferred Shares"). The Purchase Agreements contemplate that the acquisitions under the Trust SPA and the Vasaio SPA will close simultaneously. Neither acquisition has closed, and no consideration has been paid or delivered.

Under the Trust SPA, FOXO has agreed to issue at closing 1,250,000 shares of a new series of FOXO preferred stock to be created and designated as Series F Convertible Preferred Stock (the "Series F Preferred"), having an aggregate stated value of $1,250,000. Under the Vasaio SPA, FOXO has agreed to issue at closing 1,000,000 shares of Series F Preferred, having an aggregate stated value of $1,000,000. The Series F Preferred has not been designated, and no shares of Series F Preferred have been issued. Stated value is a contractual term and does not represent a determination of fair value. The consideration for the Subject Preferred Shares consists solely of FOXO securities, and no borrowed funds or cash will be used.

Also on October 25, 2026, FOXO entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Thomas E. Terwilliger, individually, to acquire promissory notes of the Issuer in the approximate aggregate principal amount of $1,000,000 (the "Notes") for consideration consisting of $250,000 in cash at closing, $250,000 in cash within 90 days after closing and 500,000 shares of Series F Preferred having an aggregate stated value of $500,000. The Note Purchase Agreement also refers to approximately $200,000 of accounts payable obligations and to reimbursement of approximately $50,000 of expenses at closing; the Note Purchase Agreement does not fully specify the manner in which these amounts will be satisfied. FOXO expects to fund the cash consideration under the Note Purchase Agreement from capital available to FOXO following the completion of FOXO's contemplated listing and related capital raise by FOXO. That financing has not been completed, and no proceeds have been received and no cash consideration has been paid. Separately from this anticipated source of funds, closing under the Note Purchase Agreement remains subject to conditions, including the simultaneous closing of the Trust SPA.

In connection with the Purchase Agreements, each Seller executed a Voting Agreement and Irrevocable Proxy in favor of FOXO, described in Item 6. FOXO paid no separate consideration for the Voting Agreements, which were granted as an inducement to FOXO to enter into the Purchase Agreements.

## Item 4. Purpose of Transaction
Purpose of transaction:
FOXO entered into the Purchase Agreements, the Voting Agreements and the Note Purchase Agreement for the purpose of acquiring voting control of the Issuer. If the transactions close, FOXO would hold the 5,000,000 Subject Preferred Shares, representing approximately 71.4% of the outstanding Preferred Stock as represented in the Purchase Agreements, and approximately 57.7% of the combined voting power of the outstanding Common Stock and Preferred Stock voting together (500,000,000 of 867,166,897 votes, based on the Common Stock outstanding as of May 28, 2026 reported in the Issuer's Form 10-Q and 7,000,000 outstanding shares of Preferred Stock). This combined voting power percentage differs from the percentage of Common Stock reported in Row 13 of the cover page, which is calculated under Rule 13d-3(d)(1)(i). Pending closing, the Voting Agreements authorize FOXO, subject to their terms, exceptions and limitations, to direct the voting of, and to execute written consents with respect to, the Subject Preferred Shares. Closing is subject to conditions set forth in the Purchase Agreements, including approval of FOXO's common stock for listing on The Nasdaq Stock Market, as provided in the Purchase Agreements; completion of a financing satisfactory to FOXO's board of directors; satisfactory due diligence regarding the Issuer; verification of the Issuer's capitalization and the rights of the Preferred Stock; receipt of required approvals, consents and transfer approvals; simultaneous closing of the Purchase Agreements; and other customary conditions. Under the Purchase Agreements, the Sellers may generally terminate if the listing and related public offering are not completed within 120 days after signing, unless waived, and the Purchase Agreements may be terminated in other specified circumstances. There can be no assurance that the transactions will close.

If the transactions close, FOXO, as holder of a majority of the Issuer's combined voting power, would be able to elect or remove directors of the Issuer and to approve or prevent other matters submitted to a vote of stockholders, and pending closing may direct the vote of the Subject Preferred Shares on such matters as permitted by the Voting Agreements. The Issuer's interim Chief Executive Officer has offered to resign from that position, and a director of the Issuer has offered to resign from the board while continuing to serve as the Issuer's Chief Financial Officer. To FOXO's knowledge, neither resignation has been accepted or become effective, and FOXO has requested that the Issuer's current board of directors consider these matters independently. If these changes occur, FOXO anticipates that Mark White, a director of FOXO, may be invited to serve as a director and interim Chief Executive Officer of the Issuer. No such appointment has been made, FOXO has not exercised its rights under the Voting Agreements to effect any such change, and there can be no assurance that any of these changes will occur. Corain McGinn, an employee of FOXO, currently serves as a director of the Issuer. FOXO may in the future seek other changes to the Issuer's board of directors or management. If the transactions close, FOXO will evaluate how to structure and support the Issuer's continued development and launch of its Revealia platform, which may include considering transactions with other stockholders or debt holders of the Issuer that would result in the Issuer becoming a subsidiary of FOXO. Following closing, FOXO may also convert some or all of the Subject Preferred Shares into Common Stock. As holder of the Notes, FOXO would also become a creditor of the Issuer. Except as set forth in this Schedule 13D, FOXO has not formulated any specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. FOXO intends to review its ownership in the Issuer on a continuing basis and, subject to the agreements described herein and applicable law, may change its plans or proposals, acquire additional securities of the Issuer, dispose of securities of the Issuer, or take any of the actions described in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: FOXO may be deemed to beneficially own 500,000,000 shares of Common Stock issuable upon conversion of the Subject Preferred Shares, representing approximately 74.9% of the Common Stock, calculated on the basis of 167,166,897 shares of Common Stock outstanding as of May 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, plus such 500,000,000 shares, which are treated as outstanding pursuant to Rule 13d-3(d)(1)(i). FOXO is not the record owner of any shares of Common Stock or Preferred Stock. Record ownership of the Subject Preferred Shares remains with the Sellers and will transfer only upon closing.
Number of shares as to which each person has sole or shared power to vote or dispose:
Pursuant to the Voting Agreements, and subject to their terms, exceptions and limitations, FOXO has the power to direct the vote of the Subject Preferred Shares, which carry 500,000,000 votes on matters submitted to the holders of Common Stock and Preferred Stock voting together, representing approximately 57.7% of the combined voting power described in Item 4. Because the Sellers remain the record holders of the Subject Preferred Shares and the Voting Agreements are subject to exceptions, including a qualification relating to the Issuer's internal compliance policies, FOXO reports such power as shared voting power with the Trust (as to 3,000,000 Subject Preferred Shares) and Vasaio (as to 2,000,000 Subject Preferred Shares). The persons with whom FOXO shares voting power pursuant to the Voting Agreements and Irrevocable Proxies are The Thomas E. Terwilliger Revocable Trust (the "Trust"), with respect to 3,000,000 shares of the Issuer's Preferred Stock, and Vasaio Capital, Inc. ("Vasaio"), with respect to 2,000,000 shares of the Issuer's Preferred Stock. The Trust and Vasaio are the selling stockholders under the respective Stock Purchase Agreements dated October 25, 2026, described in Item 3 and filed as Exhibits 99.1 and 99.2, respectively. The related Voting Agreements and Irrevocable Proxies are filed as Exhibits 99.3 and 99.4, respectively. The descriptions of these arrangements in Items 3, 4 and 6 are incorporated herein by reference.

FOXO has no power to dispose of or direct the disposition of the Subject Preferred Shares or any Common Stock prior to closing; the Sellers retain dispositive power over the Subject Preferred Shares, subject to the restrictions of the Purchase Agreements.
Transactions in the class effected during the past sixty days: Except as described in Items 3, 4 and 6, FOXO has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Until closing, the Trust and Vasaio, as record holders of the Subject Preferred Shares, have the right to receive dividends.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3 and 4 is incorporated herein by reference.

Purchase Agreements. Under the Purchase Agreements, the Sellers agreed to sell, and FOXO agreed to purchase, an aggregate of 5,000,000 Subject Preferred Shares in exchange for shares of Series F Preferred, subject to the conditions and termination rights described in Item 4. Under the Purchase Agreements, the Series F Preferred, when designated, is to have a stated value of $1.00 per share, vote on an as-converted basis, and be convertible into FOXO common stock at a price initially tied to the public offering price in FOXO's proposed listing offering, subject to downward adjustment for a lower-priced public offering within a specified six-month period and to a waivable monthly conversion limit of 8.33% of the initially issued stated value. FOXO agreed to use commercially reasonable efforts to register the resale of the FOXO common stock underlying the Series F Preferred following closing.

Voting Agreements. The Trust executed a Voting Agreement and Irrevocable Proxy dated October 25, 2026 covering 3,000,000 Subject Preferred Shares, and Vasaio executed a Voting Agreement and Irrevocable Proxy that states an effective date of October 22, 2026 covering 2,000,000 Subject Preferred Shares (together, the "Voting Agreements"). Under each Voting Agreement, the Seller agreed to vote its shares as directed by FOXO and granted FOXO an irrevocable proxy, to the fullest extent permitted by law, to vote and execute written consents with respect to such shares prior to closing, subject to the terms, exceptions and limitations of the Voting Agreement, including a qualification relating to the Issuer's internal compliance policies that may require abstention on certain matters. Each Seller agreed not to grant any inconsistent proxy or enter into any inconsistent voting arrangement. Each Voting Agreement, and the proxy granted under it, expires automatically at the "Expiration Time," defined as the earlier of the closing under the applicable Purchase Agreement and 120 days after the signing of that Purchase Agreement, subject to any applicable written amendment or waiver. This automatic expiration is separate from the termination rights under the Purchase Agreements described in Item 4.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between FOXO and any person with respect to any securities of the Issuer. The foregoing descriptions are qualified in their entirety by reference to the agreements listed in Item 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Stock Purchase Agreement, dated October 25, 2026, between FOXO Technologies Inc. and The Thomas E. Terwilliger Revocable Trust
Exhibit 99.2 - Stock Purchase Agreement, dated October 25, 2026, between FOXO Technologies Inc. and Vasaio Capital, Inc.
Exhibit 99.3 - Voting Agreement and Irrevocable Proxy, dated October 25, 2026, by The Thomas E. Terwilliger Revocable Trust in favor of FOXO Technologies Inc.
Exhibit 99.4 - Voting Agreement and Irrevocable Proxy, effective October 22, 2026, by Vasaio Capital, Inc. in favor of FOXO Technologies Inc.
Exhibit 99.5 - Note Purchase Agreement, dated October 25, 2026, between FOXO Technologies Inc. and Thomas E. Terwilliger

## Signatures
- FOXO TECHNOLOGIES INC.: /s/ Seamus Lagan, Seamus Lagan, Chief Executive Officer (10/29/2026)